UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

©2022 Check Point Software Technologies Ltd. All rights reserved         |         P.   1

Investors: Kip E. Meintzer	Media: Gil Messing
Check Point Software Technologies. Ltd.	Check Point Software Technologies, Ltd.
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Reports 2021 Fourth Quarter and Full Year Results

SAN CARLOS, CA – February 3, 2022 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021

•          Total Revenues: $599 million, a 6 percent increase year over year

•          Subscription Revenues: $204 million, a 14 percent increase year over year

•          Deferred Revenues (as of December 31, 2021): $1,707 million, a 15 percent increase year over year

•          GAAP Operating Income: $246 million, representing 41 percent of revenues

•          Non-GAAP Operating Income: $285 million, representing 47 percent of revenues

•          GAAP EPS: $1.98, a 2 percent increase year over year

•          Non-GAAP EPS: $2.25, a 4 percent increase year over year

Full Year 2021

•          Total Revenues: $2,167 million, a 5 percent increase year over year

•          Subscription Revenues: $755 million, a 13 percent increase year over year

•          GAAP EPS: $6.08, a 2 percent increase year over year

•          Non-GAAP EPS: $7.02, a 4 percent increase year over year

“We closed 2021 with strong financial results. This was the sixth consecutive quarter with an accelerated billings1 reaching 14 percent growth for the quarter. Our success continues to be driven by our Infinity platform’s capabilities and the unique strengths of our key pillars: Check Point Quantum network security solutions, Check Point Harmony and Check Point CloudGuard,” said Gil Shwed, Founder & CEO of Check Point Software Technologies. “We began 2022 with initiatives focused on driving growth:

-	New record breaking appliance series for the datacenter - Quantum LightSpeed
-	Expansion of our CloudGuard offering into developer-first security with the acquisition of Spectral - our fifth cloud acquisition
-	Expansion of our salesforce
-	New Rockets initiatives – focused on our key growth areas of cloud, e-mail security and MDR/MPR
-	Introducing Check Point’s new logo and branding

All of the above initiatives further underscore the Check Point differentiators and new tag line – You Deserve the Best Security.”

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Financial Highlights for the Fourth Quarter of 2021

•	Total Revenues: $599 million compared to $564 million in the fourth quarter of 2020, a 6 percent increase year over year.
•	GAAP Operating Income: $246 million compared to $251 million in the fourth quarter of 2020.
•	Non-GAAP Operating Income: $285 million same as in the fourth quarter of 2020, representing 47 percent and 51 percent of revenues in the fourth quarter of 2021 and 2020, respectively.
•	GAAP Tax Benefit: $4 million compared to $5 million in the fourth quarter of 2020.
•
GAAP Net Income & Earnings per Diluted share: GAAP net income was $260 million compared to $271 million in the fourth quarter of 2020. GAAP earnings per diluted share were $1.98 compared to $1.95 in the fourth quarter of 2020, a 2 percent increase year over year.

•
Non-GAAP Net Income & Earnings per Diluted share: Non-GAAP net income was $294 million compared to $301 million in the fourth quarter of 2020. Non-GAAP earnings per diluted share were $2.25 compared to $2.17 in the fourth quarter of 2020, a 4 percent increase year over year.

•	Deferred Revenues: As of December 31, 2021, deferred revenues were $1,707 million compared to $1,482 million as of December 31, 2020, a 15 percent increase year over year.
•	Cash Balances, Marketable Securities & Short Term Deposits: $3,783 million as of December 31, 2021, compared to $4,000 million as of December 31, 2020.
•
Cash Flow: Cash flow from operations was $294 million compared to $293 million in the fourth quarter of 2020. The fourth quarter of 2021 includes $4 million of income related to our currency hedging transactions compared to $26 million in the fourth quarter of 2020.

•	Share Repurchase Program: During the fourth quarter of 2021, the company repurchased approximately 2.8 million shares at a total cost of approximately $325 million.

Financial Highlights for the Year Ended December 31, 2021

•	Total Revenues: $2,167 million compared to $2,065 million in 2020, a 5 percent increase year over year.
•	GAAP Operating Income: $908 million compared to $904 million in 2020, representing 42 and 44 percent of revenues in 2021 and 2020, respectively.
•	Non-GAAP Operating Income: $1,049 million compared to $1,035 million in 2020, representing 48 and 50 percent of revenues in 2021 and 2020, respectively.
•	GAAP Taxes on Income: $134 million compared to $124 million in 2020.
•
GAAP Net Income & Earnings per Diluted Share: GAAP net income was $816 million compared to $847 million in 2020. GAAP earnings per diluted share were $6.08 compared to $5.96 in 2020, a 2 percent increase year over year.

•
Non-GAAP Net Income & Earnings per Diluted Share: Non-GAAP net income was $942 million compared to $963 million in 2020.  Non-GAAP earnings per diluted share were $7.02 compared to $6.78 in 2020, a 4 percent increase year over year.

•
Cash Flow: Cash flow from operations was $1,183 million compared to $1,152 million in 2020.  2021 included $14 million in acquisition related costs and $1 million in currency hedge transactions while 2020 included $6 million in acquisition related costs and $25 million in currency hedge transactions income. The remaining acquisition costs is included in our cash flow from investing activities.

•
Share Repurchase Program: During 2021, we repurchased approximately 10.9 million shares at a total cost of approximately $1,300 million. In the third quarter, we announced a $2 billion expansion to the share repurchase program with an authorization to repurchase up to $325 million each quarter.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Conference Call and Webcast Information

Check Point will host a conference call with the investment community on February 3, 2022, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast or replay, please visit the website www.checkpoint.com/ir.

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First Quarter 2022 Investor Conference Participation Schedule

•	Raymond James 2021 Institutional Investor Conference March 9, 2022 – Fireside Chat & 1x1 Meetings.

•	Morgan Stanley 2021 Media, Telecommunications & Technology Conference March 7, 2022 – 1x1 Meetings Only

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to corporate enterprises and governments globally. Check Point Infinity´s portfolio of solutions protects enterprises and public organizations from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and other threats. Infinity comprises three core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management. Check Point protects over 100,000 organizations of all sizes.

Follow Check Point via:
Twitter: http://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: http://blog.checkpoint.com
YouTube: http://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, expectations related to cybersecurity and other threats, expectations regarding our 2022 initiatives, and our participation in investor conferences during the first quarter of 2022. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions, including as a result of the impact of the Covid-19 pandemic.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 5, 2021. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

1Billings: Non-GAAP measurement that we define as total revenues in accordance with GAAP plus the change in total deferred revenue during the period.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Revenues:
Products and licenses	$166.4	$160.6	$513.9	$513.6
Security subscriptions	204.1	179.5	755.2	671.1
Total revenues from products and security subscriptions	370.5	340.1	1,269.1	1,184.7
Software updates and maintenance	228.6	223.7	897.7	880.2
Total revenues	599.1	563.8	2,166.8	2,064.9

Operating expenses:
Cost of products and licenses	40.0	30.5	110.7	96.8
Cost of security subscriptions	9.9	7.9	35.9	26.4
Total cost of products and security subscriptions	49.9	38.4	146.6	123.2
Cost of Software updates and maintenance	26.3	26.2	103.0	96.7
Amortization of technology	2.9	1.7	8.5	6.6
Total cost of revenues	79.1	66.3	258.1	226.5

Research and development	85.5	66.9	292.7	252.8
Selling and marketing	160.6	150.7	597.8	569.9
General and administrative	28.0	28.5	110.7	111.5
Total operating expenses	353.2	312.4	1,259.3	1,160.7

Operating income	245.9	251.4	907.5	904.2
Financial income, net	9.9	14.2	42.1	66.6
Income before taxes on income	255.8	265.6	949.6	970.8
Taxes on income (tax benefit)	(3.9)	(5.2)	134.0	124.2
Net income	$259.7	$270.8	$815.6	$846.6

Basic earnings per share	$1.99	$1.98	$6.13	$6.03
Number of shares used in computing basic earnings per share	130.3	137.1	133.1	140.5

Diluted earnings per share	$1.98	$1.95	$6.08	$5.96
Number of shares used in computing diluted earnings per share	130.9	138.9	134.1	142.0

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS

(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020

Revenues	$599.1	$563.8	$2,166.8	$2,064.9
Non-GAAP operating income	284.5	285.3	1,049.2	1,034.7
Non-GAAP net income	294.0	301.0	942.0	962.7
Diluted Non-GAAP Earnings per share	$2.25	$2.17	$7.02	$6.78
Number of shares used in computing diluted Non-GAAP earnings per share	130.9	138.9	134.1	142.0

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020

GAAP operating income	$245.9	$251.4	$907.5	$904.2
Stock-based compensation (1)	32.6	29.0	120.3	112.5
Amortization of intangible assets and acquisition related expenses (2)	6.0	4.9	21.4	18.0
Non-GAAP operating income	$284.5	$285.3	$1,049.2	$1,034.7

GAAP net income	$259.7	$270.8	$815.6	$846.6
Stock-based compensation (1)	32.6	29.0	120.3	112.5
Amortization of intangible assets and acquisition related expenses (2)	6.0	4.9	21.4	18.0
Taxes on the above items (3)	(4.3)	(3.7)	(15.3)	(14.4)
Non-GAAP net income	$294.0	$301.0	$942.0	$962.7

Diluted GAAP Earnings per share	$1.98	$1.95	$6.08	$5.96
Stock-based compensation (1)	0.25	0.21	0.90	0.79
Amortization of intangible assets and acquisition related expenses (2)	0.05	0.04	0.16	0.13
Taxes on the above items (3)	(0.03)	(0.03)	(0.12)	(0.10)
Diluted Non-GAAP Earnings per share	$2.25	$2.17	$7.02	$6.78

Number of shares used in computing diluted Non-GAAP earnings per share	130.9	138.9	134.1	142.0

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.4	$0.4
Cost of software updates and maintenance	1.2	1.1	4.4	4.1
Research and development	10.3	6.3	31.8	23.5
Selling and marketing	11.3	10.0	42.8	36.8
General and administrative	9.7	11.5	40.9	47.7
	32.6	29.0	120.3	112.5

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	2.9	1.7	8.5	6.6
Research and development	1.7	1.3	5.6	4.1
Selling and marketing	1.4	1.9	7.3	7.3
	6.0	4.9	21.4	18.0
(3) Taxes on the above items	(4.3)	(3.7)	(15.3)	(14.4)

Total, net	$34.3	$30.2	$126.4	$116.1

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(Unaudited, in millions)

ASSETS

	December 31,	December 31,
	2021	2020
Current assets:
Cash and cash equivalents	$271.9	$255.7
Marketable securities and short-term deposits	1,421.8	1,432.0
Trade receivables, net	597.8	540.8
Prepaid expenses and other current assets	46.4	50.1
Total current assets	2,337.9	2,278.6

Long-term assets:
Marketable securities	2,089.7	2,311.9
Property and equipment, net	83.4	88.1
Deferred tax asset, net	51.7	34.4
Goodwill and other intangible assets, net	1,257.2	1,040.7
Other assets	80.3	85.5
Total long-term assets	3,562.3	3,560.6

Total assets	$5,900.2	$5,839.2

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,257.4	$1,108.6
Trade payables and other accrued liabilities	454.7	435.2
Total current liabilities	1,712.1	1,543.8

Long-term liabilities:
Long-term deferred revenues	449.7	373.3
Income tax accrual	454.9	422.8
Other long-term liabilities	26.4	33.1
	931.0	829.2

Total liabilities	2,643.1	2,373.0

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	2,276.7	2,028.4
Treasury shares at cost	(10,550.7)	(9,319.0)
Accumulated other comprehensive gain (loss)	(0.6)	40.7
Retained earnings	11,530.9	10,715.3
Total shareholders’ equity	3,257.1	3,466.2

Total liabilities and shareholders’ equity	$5,900.2	$5,839.2
Total cash and cash equivalents, marketable securities and short-term deposits	$3,783.4	$3,999.6

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in millions)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Cash flow from operating activities:
Net income	$259.7	$270.8	$815.6	$846.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5.6	5.1	20.6	18.9
Amortization of intangible assets	3.3	2.1	10.1	8.2
Stock-based compensation	32.6	29.0	120.3	112.5
Realized gain on marketable securities	(0.4)	(1.6)	(1.4)	(4.5)
Increase in trade and other receivables, net	(269.2)	(227.4)	(49.4)	(17.1)
Increase in deferred revenues, trade payables and other accrued liabilities	265.1	212.2	266.0	172.3
Deferred income taxes, net	(2.5)	2.4	1.2	14.7
Net cash provided by operating activities	294.2	292.6	1,183.0	1,151.6

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	-	-	(219.7)	(23.1)
Investment in property and equipment	(4.5)	(2.5)	(15.9)	(19.3)
Net cash used in investing activities	(4.5)	(2.5)	(235.6)	(42.4)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	6.5	143.5	194.0	217.5
Purchase of treasury shares	(324.9)	(323.0)	(1,299.5)	(1,297.7)
Payments related to shares withheld for taxes	(0.4)	(0.7)	(6.9)	(6.1)
Net cash used in financing activities	(318.8)	(180.2)	(1,112.4)	(1,086.3)

Unrealized gain (loss) on marketable securities, net	(22.1)	(6.7)	(51.2)	28.0

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	(51.2)	103.2	(216.2)	50.9

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,834.6	3,896.4	3,999.6	3,948.7

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,783.4	$3,999.6	$3,783.4	$3,999.6

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
Tal Payne
February 3, 2022		Chief Financial Officer & Chief Operating Officer

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